elan                           Corporate Bulletin

                              FOR IMMEDIATE RELEASE


CONTACTS:
--------
INVESTORS:  (U.S.)         INVESTORS:  (EUROPE)          MEDIA:
Jack Howarth               Emer Reynolds                 Sunny Uberoi
Ph:    212-407-5740        Ph:    353-1-709-4000         Ph:   212-994-8206
       800-252-3526               00800 28352600               800-252-3527



                       ELAN COMPLETES SALE OF ABELCET(TM)


DUBLIN, Ireland, November 22, 2002 - Elan Corporation, plc (NYSE: ELN) ("Elan") today announced the completion of the sale of its United States, Canadian and any Japanese rights to Abelcet(TM) (injectible amphotericin B lipid formulation), and certain related assets to Enzon, Inc. (NASDAQ: ENZN). Elan has received a net cash payment of $360 million from Enzon representing the total consideration, after agreed price adjustments, for the transaction that was previously announced on October 2, 2002. The entire proceeds from the sale will form part of Elan's targeted proceeds from the divestment of assets as outlined in its recovery plan.

Elan is focused on the discovery, development, manufacturing, selling and marketing of novel therapeutic products in neurology, pain management and autoimmune diseases. Elan shares trade on the New York, London and Dublin Stock Exchanges.

This news release may contain certain forward-looking statements by Elan that involve risks and uncertainties and reflect the company's judgement as of the date of this release. Actual events or results may differ from the company's expectations. For example, there can be no assurance that the funds received from this transaction will have a material contribution to Elan's efforts to, or predict or guarantee Elan's ability to, raise substantial proceeds from the divestment of assets. A further list of risks, uncertainties and other matters can be found in Elan's Annual Report on Form 20-F for the fiscal year ended December 31, 2001, and in its Reports of Foreign Issuer on Form 6-K. Elan assumes no obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise.